SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Zhihu Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.000125 per share
(Title of Class of Securities)

98955N108**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of Zhihu Inc. (the “Issuer”), each two representing one Class A ordinary share, par value US$0.000125 per share, of the Issuer (“Class A ordinary shares”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955N108**	13G	Page 1

1	NAMES OF REPORTING PERSONS SAIF IV Mobile Apps (BVI) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,282,465(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 21,282,465(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,282,465(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents (i) 880,000 Class A ordinary shares in the form of 1,760,000 ADSs, and (ii) 20,402,465 Class A ordinary shares, held by SAIF IV Mobile Apps (BVI) Limited, as further disclosed in Item 4.

(2)	This percentage is calculated based on 280,752,684 ordinary shares of the Issuer as a single class, being the sum of (i) 261,525,092 Class A ordinary shares and (ii) 19,227,592 Class B ordinary shares issued and outstanding as of March 25, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus dated March 25, 2021 filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as a single class. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 98955N108**	13G	Page 2

1	NAMES OF REPORTING PERSONS SAIF Partners IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,282,465(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 21,282,465(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,282,465(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(3)	Represents (i) 880,000 Class A ordinary shares in the form of 1,760,000 ADSs, and (ii) 20,402,465 Class A ordinary shares, held by SAIF IV Mobile Apps (BVI) Limited, which is wholly owned by SAIF Partners IV L.P., as further disclosed in Item 4.

(4)	This percentage is calculated based on 280,752,684 ordinary shares of the Issuer as a single class, being the sum of (i) 261,525,092 Class A ordinary shares and (ii) 19,227,592 Class B ordinary shares issued and outstanding as of March 25, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus dated March 25, 2021 filed with the Commission pursuant to Rule 424(b) under the Securities Act. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as a single class. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 98955N108**	13G	Page 3

1	NAMES OF REPORTING PERSONS SAIF IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,282,465(5)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 21,282,465(5)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,282,465(5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%(6)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(5)	Represents (i) 880,000 Class A ordinary shares in the form of 1,760,000 ADSs, and (ii) 20,402,465 Class A ordinary shares, held by SAIF IV Mobile Apps (BVI) Limited, which is wholly owned by SAIF Partners IV L.P., whose general partner is SAIF IV GP, L.P., as further disclosed in Item 4.

(6)	This percentage is calculated based on 280,752,684 ordinary shares of the Issuer as a single class, being the sum of (i) 261,525,092 Class A ordinary shares and (ii) 19,227,592 Class B ordinary shares issued and outstanding as of March 25, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus dated March 25, 2021 filed with the Commission pursuant to Rule 424(b) under the Securities Act. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as a single class. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 98955N108**	13G	Page 4

1	NAMES OF REPORTING PERSONS SAIF IV GP Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,282,465(7)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 21,282,465(7)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,282,465(7)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%(8)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(7)	Represents (i) 880,000 Class A ordinary shares in the form of 1,760,000 ADSs, and (ii) 20,402,465 Class A ordinary shares, held by SAIF IV Mobile Apps (BVI) Limited, which is wholly owned by SAIF Partners IV L.P., whose general partner is SAIF IV GP, L.P. The general partner of SAIF IV GP, L.P. in turn is SAIF IV GP Capital Ltd., as further disclosed in Item 4.

(8)	This percentage is calculated based on 280,752,684 ordinary shares of the Issuer as a single class, being the sum of (i) 261,525,092 Class A ordinary shares and (ii) 19,227,592 Class B ordinary shares issued and outstanding as of March 25, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus dated March 25, 2021 filed with the Commission pursuant to Rule 424(b) under the Securities Act. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as a single class. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 98955N108**	13G	Page 5

1	NAMES OF REPORTING PERSONS Andrew Y. Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,282,465(9)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 21,282,465(9)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,282,465(9)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%(10)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(9)	Represents (i) 880,000 Class A ordinary shares in the form of 1,760,000 ADSs, and (ii) 20,402,465 Class A ordinary shares, held by SAIF IV Mobile Apps (BVI) Limited, which is wholly owned by SAIF Partners IV L.P., whose general partner is SAIF IV GP, L.P. The general partner of SAIF IV GP, L.P. in turn is SAIF IV GP Capital Ltd., which is wholly owned by Mr. Andrew Y. Yan, as further disclosed in Item 4.

(10)	This percentage is calculated based on 280,752,684 ordinary shares of the Issuer as a single class, being the sum of (i) 261,525,092 Class A ordinary shares and (ii) 19,227,592 Class B ordinary shares issued and outstanding as of March 25, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus dated March 25, 2021 filed with the Commission pursuant to Rule 424(b) under the Securities Act. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as a single class. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 98955N108**	13G	Page 6

Item 1(a)	Name of Issuer:

Zhihu Inc.

Item 1(b)	Address of Issuer’s principal executive offices:

A5 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China

Items 2(a)	Name of Reporting Persons filing:

(i) SAIF IV Mobile Apps (BVI) Limited,
(ii) SAIF Partners IV L.P.,
(iii) SAIF IV GP, L.P.,
(iv) SAIF IV GP Capital Ltd., and
(v) Andrew Y. Yan
(collectively, the “Reporting Persons”).

Item 2(b)	Address or principal business office or, if none, residence:

Suites 2516-2520, Two Pacific Place, 88 Queensway, Hong Kong

Item 2(c)	Citizenship:

(i) SAIF IV Mobile Apps (BVI) Limited — British Virgin Islands
(ii) SAIF Partners IV L.P. — Cayman Islands
(iii) SAIF IV GP, L.P. — Cayman Islands
(iv) SAIF IV GP Capital Ltd. — Cayman Islands
(v) Andrew Y. Yan — Hong Kong

Item 2(d)	Title of class of securities:

Class A ordinary shares, par value US$0.000125 per share

Item 2(e)	CUSIP No.:

98955N108. This CUSIP number applies to the ADSs of the Issuer, each two representing one Class A ordinary share.

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of Class A ordinary shares of the Issuer by the Reporting Persons filing this statement on Schedule 13G was provided as of December 31, 2021.

CUSIP No. 98955N108**	13G	Page 7

Reporting Persons	Amount beneficially owned		Percent of Class(1)	Percent of aggregate voting power(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SAIF IV Mobile Apps (BVI) Limited	21,282,465	(3)	7.6%	4.7%	21,282,465	0	21,282,465	0
SAIF Partners IV L.P.	21,282,465	(3)	7.6%	4.7%	21,282,465	0	21,282,465	0
SAIF IV GP, L.P.	21,282,465	(3)	7.6%	4.7%	21,282,465	0	21,282,465	0
SAIF IV GP Capital Ltd.	21,282,465	(3)	7.6%	4.7%	21,282,465	0	21,282,465	0
Andrew Y. Yan	21,282,465	(3)	7.6%	4.7%	21,282,465	0	21,282,465	0

(1)	Calculation is based on 280,752,684 ordinary shares of the Issuer as a single class, being the sum of (i) 261,525,092 Class A ordinary shares and (ii) 19,227,592 Class B ordinary shares issued and outstanding as of March 25, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus dated March 25, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as a single class. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	The percent of aggregate voting power beneficially owned by each Reporting Person is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A ordinary shares and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote.

(3)	Represents (i) 880,000 Class A ordinary shares in the form of 1,760,000 ADSs, and (ii) 20,402,465 Class A ordinary shares, held by SAIF IV Mobile Apps (BVI) Limited, whose registered address is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. SAIF IV Mobile Apps (BVI) Limited is wholly owned by SAIF Partners IV L.P., whose general partner is SAIF IV GP, L.P., whose general partner in turn is SAIF IV GP Capital Ltd., which is wholly owned by Mr. Andrew Y. Yan. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of SAIF Partners IV L.P., SAIF IV GP, L.P., SAIF IV GP Capital Ltd. and Mr. Andrew Y. Yan may be deemed to beneficially own all of the shares of the Issuer owned by SAIF IV Mobile Apps (BVI) Limited. Mr. Andrew Y. Yan disclaims beneficial ownership of the shares held by SAIF IV Mobile Apps (BVI) Limited, except to the extent of his pecuniary interests therein.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP No. 98955N108**	13G	Page 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 14, 2022

SAIF IV Mobile Apps (BVI) Limited

By:	SAIF Partners IV L.P., its Sole Shareholder
By:	SAIF IV GP, L.P., its General Partner
By:	SAIF IV GP Capital Ltd., its General Partner

By:	/s/ Andrew Y. Yan
Andrew Y. Yan, Sole Shareholder

SAIF Partners IV L.P.

By:	SAIF IV GP, L.P., its General Partner
By:	SAIF IV GP Capital Ltd., its General Partner

By:	/s/ Andrew Y. Yan
Andrew Y. Yan, Sole Shareholder

SAIF IV GP, L.P.

By:	SAIF IV GP Capital Ltd., its General Partner

By:	/s/ Andrew Y. Yan
Andrew Y. Yan, Sole Shareholder

SAIF IV GP Capital Ltd.

By:	/s/ Andrew Y. Yan
Andrew Y. Yan, Sole Shareholder

Andrew Y. Yan

/s/ Andrew Y. Yan
Andrew Y. Yan

CUSIP No. 98955N108**	13G	Page 9

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement